Exhibit 3

                               E-CRUITER.COM INC.

                            MANAGEMENT PROXY CIRCULAR

                             MANAGEMENT SOLICITATION

         This management proxy circular is furnished in connection with the solicitation of proxies by, or on behalf of, the management of E-Cruiter.com Inc. ("E-Cruiter"), incorporated under the laws of Canada, for use at the annual meeting of the shareholders of E-Cruiter (the "Meeting") to be held on the 3rd day of October, 2001 at the hour of 10:00 a.m. (Ottawa time) at the offices of E-Cruiter, 495 March Road, Suite 300, Kanata, Ontario and at any adjournment or adjournments thereof for the purposes set forth in the Notice of Meeting. Except as otherwise stated, the information contained herein is given as of August 17, 2001.

                                     PROXIES
                                     -------

         THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF E-CRUITER and the cost of such solicitation will be borne by E-Cruiter. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by officers and employees of E-Cruiter or by E-Cruiter's transfer agent and registrar.

         The persons named in the enclosed form of proxy are directors and officers of E-Cruiter. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name in the blank space provided in the form of the proxy or by completing another form of proxy and in either case delivering the completed proxy to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038. Attention:
Proxy Department, not later than the day preceding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting. It is the responsibility of the shareholder appointing some other person to represent him to inform such person that he has been so appointed. The proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof, duly authorized. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190(5) of the Canada Business Corporations Act (the "Act").

         A shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the Act. A shareholder may revoke a proxy by depositing an instrument in writing executed by him/her or by his/her attorney authorized in writing at the head office of E-Cruiter at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof or in any other manner permitted by law.

         The Common Shares of E-Cruiter (hereinafter called the "Shares") represented by the proxy will be voted, for or against, or withheld from voting, in accordance with the instructions of the shareholder on any ballot that may be called for. IF A SHAREHOLDER DOES NOT SPECIFY THAT ITS SHARES ARE TO BE WITHHELD

FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS AND/OR THE APPOINTMENT OF AUDITOR, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEE DIRECTORS SPECIFIED IN THIS MANAGEMENT PROXY CIRCULAR, AND THE APPOINTMENT OF PRICEWATERHOUSE COOPERS, LLP AS E-CRUITER'S AUDITOR ON ANY BALLOT THAT MAY BE CALLED FOR.

         If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.


                      AUTHORIZED CAPITAL, VOTING SHARES AND
                      -------------------------------------
                            PRINCIPAL HOLDERS THEREOF
                            -------------------------

         The Common Shares are the only authorized class of Shares of E-Cruiter. There is an unlimited number of Common Shares.

         The holders of the Common Shares are entitled to one (1) vote at any meeting of the shareholders of E-Cruiter for each Common Share held.

         Shareholders of record as at the close of business on the day immediately preceding the day the Notice of Meeting is given are entitled to receive notice of, and vote at, the Meeting. 14,954,793 Common Shares were issued and outstanding as of the date hereof.

         The following table sets forth the only persons who, to the knowledge of the directors and officers of E-Cruiter, beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares, the approximate number of Common Shares owned, controlled or directed by each such person and the percentage of the Common Shares of E-Cruiter represented by the number of Common Shares so owned, controlled or directed.

---------------------------------------- -------------------------------------- --------------------------------------
Name of Shareholder                      Number of Common Shares                Percentage of Common Shares
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Michael Mullarkey                                      3,500,000                                23.4%
---------------------------------------- -------------------------------------- --------------------------------------
Paul Champagne                                         2,392,921                                16.0%
---------------------------------------- -------------------------------------- --------------------------------------

                             ELECTION OF DIRECTORS
                             ---------------------

         The present term of office of each director will expire immediately prior to the election of directors at the annual meeting of shareholders. The number of directors to be elected at the Meeting is seven (7). Set forth below are the names of the persons who are proposed as nominees for election as directors of E-Cruiter and for whom it is intended to vote the Shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, or unless a shareholder has a specified in his proxy that his/her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of Shareholders or until his/her successor is elected or appointed.

         In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgement of management. Management is not aware that any of such nominees would be unwilling to serve as director if elected.

         The following table sets out the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in E-Cruiter, the year first elected a director of E-Cruiter and the approximate number of Shares beneficially owned or controlled by such person.

----------------------------- ----------------------------- ---------------------------- ---------------------------
Name & Municipality of        Present Principal             Year First Became a          Common Shares of
Residence                     Occupation and Position       Director                     E-Cruiter beneficially
                              with E-Cruiter                                             owned, directly or
                                                                                         indirectly, or controlled
                                                                                         or directed
----------------------------- ----------------------------- ---------------------------- ---------------------------
Current Directors:
----------------------------- ----------------------------- ---------------------------- ---------------------------
John Gerard Stanton           Chairman of the Board;        Since May 24, 1996           1,171,431
Ottawa, Ontario               Former CEO and President
                              (to April 6, 2001)
----------------------------- ----------------------------- ---------------------------- ---------------------------

Matthew J. Ebbs               Director                      Since October 22,1999        374,207
Ottawa, Ontario
----------------------------- ----------------------------- ---------------------------- ---------------------------

Michael A. Gerrior            Director                      Since April 18, 2001         Nil
Ottawa, Ontario
----------------------------- ----------------------------- ---------------------------- ---------------------------

Arthur Halloran               Director                      Since May 30, 2001           Nil
Basking Ridge,
New Jersey, USA
----------------------------- ----------------------------- ---------------------------- ---------------------------

Michael Mullarkey             President and Chief           Since July 26, 2001          3,500,000 (1)
Lake Forest, Illinois, USA    Executive Officer
                              (effective April 6, 2001)
----------------------------- ----------------------------- ---------------------------- ---------------------------



                                      -3-

----------------------------- ----------------------------- ---------------------------- ---------------------------
Name & Municipality of        Present Principal             Year First Became a          Common Shares of
Residence                     Occupation and Position       Director                     E-Cruiter beneficially
                              with E-Cruiter                                             owned, directly or
                                                                                         indirectly, or controlled
                                                                                         or directed
----------------------------- ----------------------------- ---------------------------- ---------------------------

Thomas Danis                  Director                      Since July 26, 2001          Nil
St. Louis, Missouri, USA
----------------------------- ----------------------------- ---------------------------- ---------------------------

Cholo Manso                   Director                      Since July 26, 2001          Nil
Ottawa, Ontario
----------------------------- ----------------------------- ---------------------------- ---------------------------

Notes: (1) Mr. Mullarkey is entitled to receive up to an additional 875,000 Common Shares if E-Cruiter meets certain revenue and profit targets.

         The following table sets forth the principal occupations within the five preceding years for each of the nominees and current directors.

--------------------------------- ----------------------------------------------------------------------------------
Name of Proposed Director         Principal Occupation During the Last Five Years
--------------------------------- ----------------------------------------------------------------------------------
John Gerard Stanton               1996 to Present: Director and Chairman, E-Cruiter.com Inc.
                                  1996 to April 6, 2001: CEO and President, E-Cruiter.com Inc.

--------------------------------- ----------------------------------------------------------------------------------
                                  1999 to Present: Chairman, CEO and President of Luxury Square.com Inc.
Matthew J. Ebbs                   2000 to Present: President and CEO, LuxurySquare.com Inc., a Delaware corporation
                                  1998 to 1999: Lawyer, Perley-Robertson, Hill & McDougall LLP
                                  1993 to 1998: Lawyer, Ebbs and Ebbs
--------------------------------- ----------------------------------------------------------------------------------

Michael A. Gerrior                1988 to Present:  Lawyer, Perley-Robertson, Hill & McDougall LLP

--------------------------------- ----------------------------------------------------------------------------------

Arthur Halloran                   2000 to Present: Senior Vice-President, Speciality Sales and Marketing, Sony
                                  Electronics Inc.
                                  1999 to 2000: President, Business Solutions Company, Sony Electronics Inc.
                                  1990 to 1990: Vice-President, Diversified Markets, Sony Electronics Inc.
--------------------------------- ----------------------------------------------------------------------------------

Michael Mullarkey                 2000 to Present: President and CEO, Allen and Associates Inc.
                                  1999 to Present: CEO and President of Diamond Technology Solutions, L.L.C.
                                  1998 to 1999: Managing Partner, I.T. Mergers and Acquisitions, L.L.C.
                                  1997 to 1998: Vice-President, Allin Corporation
                                  1989 to 1997: Vice-President and General Manager, Sony Electronics Corporation
                                  of America
--------------------------------- ----------------------------------------------------------------------------------

Thomas Danis                      2001 to  Present : Executive with Aon Group
                                  2000 to 2001: Market Area Leader for southern California,  Aon Risk Services
                                  1993 to 2000: Managing Director of Mergers & Acquisitions Practice Global
                                  Head Senior Executive of Sales in charge of mid-River area of ARS

--------------------------------- ----------------------------------------------------------------------------------

Cholo Manso                       2001 to Present: Chief Executive Officer, ThunderStore (North America) Inc.
                                  1999 to Present: President, Avemore International Inc.
                                  1996 to 1999: Chief Executive Officer, Quarterdeck Consulting Inc.
                                  1995 to 1996: Digital Equipment of Canada, Account Manager
--------------------------------- ----------------------------------------------------------------------------------


                            COMPENSATION OF DIRECTORS
                            -------------------------

         Other than receiving options to purchase Shares of E-Cruiter, directors receive no monetary compensation for their services as directors.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS
                     --------------------------------------

         No present or proposed director or officer and none of their respective associates or affiliates is indebted to E-Cruiter.

                             MATERIAL TRANSACTIONS
                             ---------------------

         During the fiscal year ended May 31, 2001, no funds were advanced by E-Cruiter to any shareholder of E-Cruiter or affiliates of a shareholder who is a director, officer or employee of E-Cruiter, or to an associate of any such shareholder.

         Pursuant to a warrant agreement dated as of March 22, 2001, E-Cruiter granted to BlueStone Capital Corp. (formerly known as Whale Securities Co., L.P.) and its designees, warrants to purchase up to 245,000 Common Shares for an aggregate of US$100. The warrants are exercisable at any time, in whole or in part, from March 22, 2001 to March 22, 2005 at an exercise price of US$1.00 per share. To date, the Underwriter has not exercised any of the warrants to purchase up to 245,000 Common Shares, which E-Cruiter granted to it in December 1999 (the "1999 Warrants"). The 1999 Warrants are exercisable at any time, in whole or in part, from December 6, 2000 to December 6, 2004, at an exercise price of US$9.90 per share.

         On August 2, 2001, E-Cruiter acquired the technology known as ResumeXPRESS, which is owned by Gonyea Career Marketing Inc., for an aggregate purchase price of US$168,000. ResumeXPRESS enables jobseekers to distribute their resumes to thousands of employers, recruiters and online resume database services across the U.S. and Canada. Resumes are distributed to those parties whose keywords are matched to the keywords found in each job seeker's resume. Using the ResumeXPRESS web site, job seekers can post their resume in a matter of minutes, and their resume is posted for a six-month period with a personal resume web page with a unique URL.

         On August 3, 2001, E-Cruiter acquired all of the shares of RezLogic, Inc. ("RezLogic"). RezLogic is a Colorado-based recruiting process automation solution. The addition of RezLogic's solutions will enhance E-Cruiter.com's existing technology offerings through the addition of key innovations including automated email input, MS-Word document processing, virus protection, streamlined resume capture and integrated graphical reports including Equal

Employment Opportunity. These innovations enable HR professionals to increase efficiency and focus on strategic issues. As consideration for the purchase of the RezLogic shares, E-Cruiter agreed to issue to the shareholders of RezLogic, in proportion to the number of shares held by each shareholder of RezLogic, a number of Common Shares that was equal to US$3,000,000, at a price of US$4.04 per share, which was the last sale price of the stock quoted by the NASD on June 29, 2001, the date the agreement to acquire the RezLogic shares was signed (the "Purchased Shares"). Forty percent (40%) of the Purchased Shares will be held in escrow pending the meeting of certain revenue and profit targets by RezLogic during the period, July 1, 2001 to June 30, 2002. In addition, E-Cruiter agreed to include the Purchased Shares in any appropriate registration statement which is filed by E-Cruiter under the U.S. Securities Act of 1933 during the period, July 1, 2002 to July 1, 2006.

                       DIRECTORS' AND OFFICERS' INSURANCE
                       ----------------------------------

         During the fiscal year ended May 31, 2001, E-Cruiter paid a premium of Cdn. $186,458 for its directors' and officers' liability insurance policy. The amount of coverage under such policy is US$4,000,000 for the directors and officers of E-Cruiter.

                                 AUDIT COMMITTEE
                                 ---------------

         E-Cruiter's Board of Directors has an Audit Committee comprised of Matthew Ebbs, Arthur Halloran, Thomas Danis and Cholo Manso. The Audit Committee recommends to the Board the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, internal accounting controls and audit practices and professional services rendered to E-Cruiter by such independent accountants. The Audit Committee also makes recommendations to the Board on the compensation of the President and Chief Executive Officer and Chief Financial Officer and administers E-Cruiter's stock option plans. E-Cruiter does not have an Executive Committee.

                       EXECUTIVE COMPENSATION AND BENEFITS
                       -----------------------------------

1.       Cash

         The following table sets forth, for the periods indicated, compensation information for E-Cruiter's President and Chief Executive Officer and its other executive officers. We refer to these officers as the "Executive Officers". During the fiscal year ended May 31, 2001, the Executive Officers received cash compensation amounting to Cdn$745,522 for services rendered to E-Cruiter.

                               EXECUTIVE OFFICERS
                               ------------------

--------------------------------------------------------- ---------------------------------------------------
                                                                      ANNUAL COMPENSATION(6)
                                                                              (Cdn$)
--------------------------------------------------------- ---------------------------------------------------
Name & Principal Position                     Fiscal      Salary       Bonus or     Other
                                              Year                     Commission
--------------------------------------------- ----------- ------------ ------------ -------------------------
John Gerard Stanton, Chairman (effective      2001        146,663                   200,000(3)
April 6, 2001)                                            45,000(7)                 100,000(3)
                                                                                    9,720(1)
                                                                                    1,656(2)
                                                                                    3,235(5)
                                              2000        120,000
                                                                                    9,084 (1)
                                                                                    2,328 (2)
                                                                                    60,000 (3)
                                                                                    11,273 (4)
                                                                                    2,490 (5)
                                              1999        120,000
                                                                                    8,388 (1)
                                                                                    2,328 (2)
                                                                                    1,718 (5)


--------------------------------------------- ----------- ------------ ------------ -------------------------
Michael Mullarkey,                            2001        nil
President and CEO (effective April 6, 2001)




--------------------------------------------- ----------- ------------ ------------ -------------------------
Robert Richards,                              2001        108,917                   9,459(1)
Chief Operating Officer                                                             1,839(5)
                                                                                    100,000(3)
                                                                                    25,000(3)
                                              2000        not
                                                          applicable

                                              1999        not
                                                          applicable


--------------------------------------------- ----------- ------------ ------------ -------------------------
Andrew Hinchliff,                             2001        90,115       48,077       100,000(3)
VP Sales                                                                            7,000(3)
                                              2000        not
                                                          applicable

                                              1999        not
                                                          applicable

--------------------------------------------- ----------- ------------ ------------ -------------------------
Kim Layne,                                    2001        104,000                   1,200(2)
VP Marketing (9)                                                                    3,069(5)
                                                                                    15,000(3)
                                                                                    16,323 (3)


                                              2000        97,000                    1,692 (2)
                                                                                    1,853 (5)

                                              1999        85,000                      141 (2)


--------------------------------------------- ----------- ------------ ------------ -------------------------


                                      -7-

--------------------------------------------- ----------- ------------ ------------ -------------------------
Jeff Potts (8)                                2001        79,250                    1,902(5)
Chief Financial Officer &                                                           35,000(3)
Secretary-Treasurer                                                                 1,200(2)


                                              2000        97,000                    1,692(2)
                                                                                    2,490(5)




                                              1999        85,000                    1,692(2)
                                                                                    1,574(5)


--------------------------------------------- ----------- ------------ ------------ -------------------------
Natalie Prowse (8)                            2001        48,500       75,000       75,000 (3)
Chief Technology Officer                                                            2,306(5)
                                              2000        not
                                                          applicable

                                              1999        not
                                                          applicable
--------------------------------------------- ----------- ------------ ------------ -------------------------

Notes:   (1) Car Allowance
         (2) Paid Parking
         (3) Stock options granted during fiscal 2001
         (4) Tax Advice Fees
         (5) Employee Health Benefits
         (6) None of the Executive Officers received restricted shares, long-term incentive plan payments or other forms of long-term compensation during fiscal 2001 (7) Consulting Fees
         (8) Discontinued employment during fiscal 2001
         (9) Discontinued employment in June 2001


2.       Stock Option Plans and Stock Option Grants

         E-Cruiter has one stock option plan known as the 2001 Amended and Restated Stock Option Plan (the "Plan"). Eligibility for participation in the Plan is confined to current or former full-time employees, directors and consultants of E-Cruiter and its affiliates.

         Under the terms of the Plan, 2,500,000 Common Shares may be granted by the Audit Committee of the Board. The Plan provides that the terms of the option and the option price shall be fixed by the Audit Committee, but in any event the option price shall not be lower than the fair market value of a Common Share on the date of grant of the option. Options may be exercised as to 1/3 of the optioned shares from the first anniversary from the grant of the option up to the fifth anniversary grant of the option, an additional 1/3 of the optioned shares from the second anniversary of the grant of the option up to the fifth anniversary of the grant of the option and as to the remaining 1/3 of the optioned shares from the third anniversary of the grant of the option up to the fifth anniversary of the grant of the option. The exercise period for the options may be accelerated from time to time, as determined by the Audit Committee. Unless otherwise specified by the Audit Committee, and subject to accelerated termination as provided for in the Plan, options expire on the fifth anniversary of the grant of the option, provided however, that no option may be exercised after the tenth anniversary of the grant. Options issued under the 1999 Plan are non-assignable and non-transferable and terminate 180 days (or such other period as the Audit Committee may specify) after the death, disability or retirement of a participant. Unless otherwise determined by the Audit Committee, if a participant's employment or services terminate for any reason other than death, disability or retirement, any options held by such participant shall thereupon terminate, except that each such option, to the extent then exercisable, may be exercised for the lesser of 60 days or the balance of such participant's term of employment.

         As at the date hereof, there were 1,074,569 options granted under the Plan outstanding and 17,142 options granted under the Plan had been exercised.

         The following table sets forth individual grants of options to purchase Shares made during the fiscal year ended May 31, 2001 to the Executive Officers. During this period, no options were granted to Michael Mullarkey to purchase Shares.

------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Name of Executive         Option Shares      % of Total         Exercise or Base   Market Value of     Expiration Date
Officer                   Under Options      Options Granted    Price (Per         Option Shares on
                          Granted            to Employees in    Security) (US$)    the Date of Grant
                                             Financial Period                      (US$/Share)
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
John Gerard Stanton       200,000            18.61%             $3.65              $3.65               September 5, 2005
Chairman                  100,000            9.3%               $1.00              $1.00               March 22, 2006
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Robert Richards,          100,000            9.3%               $3.65              $3.65               September 5, 2005
Chief Operating Officer     25,000           2.3%               $2.00              $2.00               May 18, 2006
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Natalie Prowse, Chief     75,000             7.15%              $3.30              $3.30               August 16, 2005
Technology Officer (1)
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Andrew Hinchliff, VP      100,000            9.3%               $2.71              $2.71               November 6, 2005
Sales                         7,000          0 .7%              $2.00              $2.00               May 18, 2006
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Kim Layne, VP Marketing   15,000             1.39%              $3.21              $3.21               August 4, 2005
(2)                       16,323             1.51%              $1.01              $1.01               December 29, 2005
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------
Jeff Potts, Chief         35,000             3.25%              $3.65              $3.65               September 5, 2005
Financial Officer (1)
------------------------- ------------------ ------------------ ------------------ ------------------- -------------------

(1)      Discontinued employment during fiscal 2001
(2)      Discontinued employment in June 2001

                  E-Cruiter has not re-priced any of its options.

3.       Long Term Incentive Plans

         E-Cruiter does not have any long-term incentive plans.

4.       Benefit or Actuarial Plans

         E-Cruiter does not have any defined benefit or actuarial plans.

5.       Report on Executive Compensation

         E-Cruiter's philosophy in determining the compensation of its executive officers is to encourage performance in order to maintain E-Cruiter's position in a highly competitive environment. As a result, the compensation package consists of salaries which provide a reasonable level of remuneration and broad distribution of employee stock options. Given the nature of the industry, the performance of the stock is sensitive to the financial performance of E-Cruiter and as such provides a compensation structure which encourages active support of E-Cruiter's competitive efforts.

         The Audit Committee, formed in February of 2000, believes that base salaries must be "competitive" and also recognize the job performance and contribution of employees. Salaries are determined annually. The salaries for the fiscal year ended May 31, 2001 were the expected market averages for comparable positions in comparably sized companies and were determined utilizing an executive compensation survey. Salaries are paid within the range at levels which reflect the performance and contribution of employees.

         The salaries of the Chief Executive Officer and Chief Financial Officer are determined by the Audit Committee upon reliance on market data to assess their adequacy. Decisions to adjust the executive officers' salaries take into account ranges for comparable positions and the quality of the job performance demonstrated by the executive officers, as evidenced by the growth and initiatives undertaken by E-Cruiter to strengthen and enhance its competitiveness. The executive officers also participate in E-Cruiter's Stock Option Plan.

         No additional benefits or perquisites are currently provided to members of management that are not available to employees of E-Cruiter generally. These currently include health, long-term disability, dental and group life insurance.

6.       Employment Agreements and Change in Control

         E-Cruiter has entered into an employment agreement with Michael Mullarkey. Mr. Mullarkey's employment agreement is for a term of two years which is automatically renewable for additional one-year terms. The employment agreement includes terms with respect to employee stock options, employment benefits, vacation, non-disclosure or confidential information and non-competition.

7.       Remuneration of Directors

         During the fiscal year ended May 31, 2001, the directors did not incur any expenses in attending meetings of the Board. Directors who are employees do not receive additional compensation for service as members of the Board or committees.

8.       Performance Graph

         The following graph compares the cumulative total shareholder return on the Common Shares since the initial public offering of E-Cruiter in December

1999 with the cumulative total return of BBG US Web Portal and the Nasdaq Composite.




                               [GRAPHIC OMITTED]







         This report is submitted on behalf of the Audit Committee of the Board.


Signed by:

/s/ Matthew Ebbs

Matthew Ebbs

                             APPOINTMENT OF AUDITORS
                             -----------------------

         E-Cruiter's management proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, of Ottawa, Ontario, as the auditors of E-Cruiter to hold office until the close of the next annual meeting of shareholders. It is intended that on any ballot that may be called relating to the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of PricewaterhouseCoopers LLP as auditors of E-Cruiter, unless a shareholder has specified in his/her proxy that his/her Shares are to be withheld from voting in the appointment of auditors. PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditor on November 28, 1997.

                            REMUNERATION OF AUDITORS
                            ------------------------

         A director will negotiate with PricewaterhouseCoopers LLP on an arm's length basis to determine the fees to be paid to the auditors. Such fees will be based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated with the auditors of E-Cruiter will be reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services. On any ballot that may be called for relating to the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the authorization of the directors to fix the remuneration of the auditors.

               PAST ANNUAL GENERAL MEETING OF SHAREHOLDERS MINUTES
               ---------------------------------------------------

         During the fiscal year ended May 31, 2001, E-Cruiter held an Annual and Special Meeting of Shareholders on October 5, 2000 and a Special Meeting of Shareholders on July 26, 2001. Attached as exhibit A are the meeting minutes from the Annual and Special Meeting of Shareholders held on October 5, 2000 and attached as exhibit B are the meeting minutes from the Special Meeting of the Shareholders held on July 26, 2001.

                              MANAGEMENT AGREEMENT
                              --------------------

         E-Cruiter is not a party to any written management agreement.

                                   CERTIFICATE
                                   -----------

         The contents of this Management Proxy Circular, and the sending of it to the holders of shares of E-Cruiter to each director of E-Cruiter and to the appropriate governmental agencies have been approved by the Board.


DATED at Ottawa, Ontario, this 17th day of August, 2001


BY ORDER OF THE BOARD



Signed by:

/s/ J. Gerard Stanton

J. Gerard Stanton
Chairman

                                   EXHIBIT "A"

      ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS MINUTES - OCTOBER 5, 2000


         MINUTES of the Annual and Special Meeting of the Shareholders of E-CRUITER.COM INC., held on the 5th day of October, 2000, at the hour of 10:00 o'clock a.m. in the Pinnacle Room of the Crowne Plaza Hotel at 101 Lyon Street, Ottawa, Ontario.

PRESENT:          John Gerard Stanton
                  Roland Cardinal
                  Phil Harris

Also present with the consent of the meeting were the following:

                  Jeff Potts
                  Michael A. Gerrior
                  Jennifer Sullivan
                  Bryan Disher

CHAIRMAN AND SECRETARY
----------------------

         The President of the Corporation, John Gerard Stanton, acted as Chairman and Jeff Potts acted as Secretary of the meeting.

APPOINTMENT OF SCRUTINEER
-------------------------

         The Chairman of the meeting asked Jennifer Sullivan, a lawyer from the law firm of Perley-Robertson, Hill & McDougall LLP, to act as scrutineer of the meeting to report on the shareholders present in person or by proxy, to compute the vote on any polls taken or ballots cast at the meeting and, in each case, to report to the Chairman.

NOTICE
------

         The Chairman stated that the notice, management proxy circular, proxy and financial statements for the meeting had been mailed to all shareholders of record and that additional copies of such material were available at the meeting. The Chairman then stated that the Secretary of the Corporation had received proof of service of the notice of the meeting and accompanying management proxy circular, form of proxy and financial statements and directed that proof of service be annexed to the minutes of the meeting.

         On motion duly made, seconded and unanimously carried it was RESOLVED that reading of the notice of the meeting be dispensed with.

SCRUTINEERS REPORT ON ATTENDANCE
--------------------------------

         The Chairman advised that the by-laws state that a quorum of shareholders is present when the majority of the shares entitled to vote are present in person or represented by proxy.

         The scrutineer then presented her report on the number of shareholders present in person or represented by proxy at the meeting which is attached hereto as Schedule "A". On the basis of the scrutineer's report, the Chairman declared that the requisite quorum of shareholders was present and that the meeting was properly constituted.

BUSINESS AND FINANCIAL RESULTS
------------------------------

         The Chairman presented to the shareholders a report on the Corporation's business and financial results for the fiscal year ending May 31, 2000.

FINANCIAL STATEMENTS
--------------------

         The Chairman stated that the financial statements of the Corporation for the year ending May 31, 2000 were mailed to all the shareholders.

         On motion duly made, seconded and unanimously carried it was RESOLVED that the financial statements of the Corporation for the year ending May 31, 2000, as approved by the directors of the Corporation, are hereby approved.

ELECTION OF DIRECTORS
---------------------

         The Chairman then stated that it was in order to proceed with the election of directors and declared the meeting open for nominations. The following persons were nominated:

         John Gerard Stanton
         Roderick M. Bryden
         John McLennan
         Matthew Ebbs

         There being no further nominations, and a majority of those nominated being resident Canadians, the Chairman declared the nominations closed. No shareholders having demanded a ballot, the Chairman declared the foregoing to have been duly elected directors of the Corporation for the ensuing year or until their successors are elected or appointed.

APPOINTMENT OF AUDITORS
-----------------------


         The Chairman then stated that it was necessary to appoint an auditor for the ensuing year. On motion duly made, seconded and unanimously carried, it was RESOLVED that PricewaterhouseCoopers be appointed the auditors of the

Corporation until the next annual meeting of shareholders or until a successor is appointed.

REMUNERATION OF AUDITORS
------------------------

         The Chairman stated that the next item of business was the authorization of the directors of the Corporation to fix the remuneration of the auditors for the current year.

         On motion duly made, seconded and unanimously carried it was RESOLVED that the directors are hereby authorized to fix the remuneration of the auditors.

STOCK OPTION PLAN
-----------------

         The Chairman discussed the 1999 stock option plan (the "Plan") that provides for the granting of options to purchase Common Shares of the Corporation to directors, officers and employees. The Chairman noted the importance of stock options in recruiting and retaining key employees and recommended that the maximum of number of options available to be granted under the Plan be increased from 250,000 to 1,150,000.

         Following a discussion on the stock option plan, on motion duly made, seconded and unanimously carried it was RESOLVED that the Corporation is hereby authorized to amend the definition of "Plan Shares" in paragraph 2(o) of the Plan by replacing the number "250,000" with "1,150,000", thereby increasing the number of options available for issuance under the Plan, subject to such modifications or amendments as may be required by regulatory authorities.

TERMINATION
-----------

         The Chairman asked if there was any further business. There being no further business, on motion duly made, seconded and unanimously carried the meeting then terminated.




------------------------------               --------------------------
Chairman                                     Secretary

                                  SCHEDULE "A"

                     REPORT OF THE SCRUTINEER ON ATTENDANCE
                     --------------------------------------


         The undersigned scrutineer hereby reports that there were 20 shareholders present in person or represented by proxy holding at total of 5,302,465 of Common Shares of the Corporation.


         DATED the 5th day of October, 2000.


                                          -------------------------------------
                                          Jennifer Sullivan, Scrutineer

                                   EXHIBIT "B"

             SPECIAL MEETING OF SHAREHOLDERS MINUTES - JULY 26, 2001


         MINUTES of the Special Meeting of the Shareholders of E-CRUITER.COM INC., held on the 26th day of July 26, 2001 at the hour of 10:00 o'clock a.m. in the Main Boardroom of E-Cruiter.com Inc., 495 March Road, Suite 300, Kanata, Ontario K2K 3G1.

                  PRESENT: Michael Mullarkey

Also present with the consent of the meeting were the following:

                  Michael A. Gerrior
                  Jennifer Sullivan
                  Tammie Brown


CHAIRMAN AND SECRETARY
----------------------

         The President of the Corporation, Michael Mullarkey, acted as Chairman and Tammie Brown acted as Secretary of the meeting.

APPOINTMENT OF SCRUTINEER
-------------------------

         The Chairman of the meeting asked Jennifer Sullivan, a lawyer from the law firm of Perley-Robertson, Hill & McDougall LLP, to act as scrutineer of the meeting to report on the shareholders present in person or by proxy, to compute the vote on any polls taken or ballots cast at the meeting and, in each case, to report to the Chairman.

NOTICE
------

         The Chairman stated that the notice, management proxy circular, proxy for the meeting had been mailed to all shareholders of record and that additional copies of such material were available at the meeting. The Chairman then stated that the Secretary of the Corporation had received proof of service of the notice of the meeting and accompanying management proxy circular, form of proxy and financial statements and directed that proof of service be annexed to the minutes of the meeting.

         On motion duly made, seconded and unanimously carried it was RESOLVED that reading of the notice of the meeting be dispensed with.

SCRUTINEERS REPORT ON ATTENDANCE
--------------------------------

         The Chairman advised that the by-laws state that a quorum of shareholders is present when the majority of the shares entitled to vote are present in person or represented by proxy.

         The scrutineer then presented her report on the number of shareholders present in person or represented by proxy at the meeting which is attached hereto as Schedule "A". On the basis of the scrutineer's report, the Chairman declared that the requisite quorum of shareholders was present and that the meeting was properly constituted.


ELECTION OF DIRECTORS
---------------------

         The Chairman then stated that it was in order to proceed with the election of directors and declared the meeting open for nominations. The following persons were nominated:

         Michael Mullarkey
         Michael Gerrior
         Arthur Halloran
         Thomas Danis
         Cholo Manso

         There being no further nominations, and a majority of those nominated being resident Canadians, the Chairman declared the nominations closed. No shareholders having demanded a ballot, the Chairman declared the foregoing to have been duly elected directors of the Corporation for the ensuing year or until their successors are elected or appointed.

PAH ACQUISITION
---------------

         The Chairman stated that the next item of business is to consider, and if thought advisable, to pass a resolution approving the acquisition of Paula Allen Holdings Inc. and its subsidiaries and all matters relating to the PAH Acquisition, the particulars of which are set out in the Management Proxy Circular.

         On a motion duly made, seconded and unanimously carried it was RESOLVED that the acquisition of Paula Allen Holdings Inc. and its subsidiaries and all matters relating to the PAH Acquisition, as described in the Management Proxy Circular, is hereby auhorized and approved.

OMNIPARTNERS ACQUISITION
------------------------

         The Chairman stated that the next item of business is to consider, and if thought advisable, to pass a resolution approving the acquisition of OMNIpartners Inc. and its subsidiaries and all matters relating to the OMNIpartners Acquisition, the particulars of which are set out in the Management Proxy Circular.

         On a motion duly made, seconded and unanimously carried it was RESOLVED that the acquisition of OMNIpartners Inc. and its subsidiaries and all matters relating to the OMNIpartners acquisition, as described in the Management Proxy Circular, is hereby authorized and approved.


AMENDMENTS TO STOCK OPTION PLAN
-------------------------------

         The Chairman discussed the 2000 Amended and Restated Stock Option Plan (the "Plan") that provides for the granting of options to purchase Common Shares of the Corporation to directors, officers and employees. The Chairman noted the importance of stock options in recruiting and retaining key employees and recommended that the amendments to the Plan as described in the Management Proxy Circular, be approved.

         On motion duly made, seconded and unanimously carried it was RESOLVED that the amendment of the 2000 Amended and Restated Stock Option Plan, as described in the Management Proxy Circular, is hereby authorized and approved, subject to such modifications or amendments as may be required by regulatory authorities.


GRANTING OF STOCK OPTIONS TO 2 DIRECTORS
----------------------------------------

         The Chairman noted that the granting of options to purchase 100,000 Common Shares of the Corporation at an exercise price of US$1.00 per share to two of the Directors, Gerry Stanton and Matthew Ebbs, for their past service on the Corporation's Board of Directors, was the next item.

         On a motion duly made, seconded and carried by majority it was RESOLVED that the granting of options to Gerry Stanton and Matthew Ebbs, for past services rendered to the Corporation, to purchase 100,000 Common Shares, pursuant to the Corporation's Employee and Director Stock Option Plan, at an exercise price equal to US$1.00 per share, is hereby authorized and approved.

ARTICLES OF AMENDMENT - MINIMUM NUMBER OF DIRECTORS
---------------------------------------------------

         The Chairman stated that the Articles of the Corporation were to be amended to increase the minimum number of directors of the Corporation from one to three. The purpose of this amendment is to ensure compliance with the Canada Business Corporations Act, which requires that public companies have not fewer than three directors.

         On a motion duly made, seconded and unanimously carried, it was RESOLVED, as a Special Resolution, that the Special Resolution, in the form presented to the meeting and annexed to these minutes as Schedule "B", is hereby authorized and approved.

CONFIRMATION OF BY-LAW NO. 3
----------------------------

         The Chairman stated that the last item on the agenda was the confirmation of the enactment of By-law No. 3, which is an amendment to By-law No. 1 with respect to the quorum requirements of directors' meetings.

         On a motion duly made, seconded and unanimously carried, it was RESOLVED that By-law No.3, being a by-law to amend section 3.02 of By-law No. 1, previously enacted by the directors of the Corporation is hereby approved, ratified, sanctioned and confirmed.




TERMINATION
-----------

         The Chairman asked if there was any further business. There being no further business, on motion duly made, seconded and unanimously carried the meeting then terminated.



----------------------------                 ---------------------------
Chairman                                     Secretary

                                  SCHEDULE "A"

                         SPECIAL MEETING OF SHAREHOLDERS
                                  JULY 26, 2001

                     REPORT OF THE SCRUTINEER ON ATTENDANCE
                     --------------------------------------


         The undersigned scrutineer hereby reports that there were 13 shareholders present in person or represented by proxy holding at total of 6,719,803 of Common Shares of the Corporation.


         DATED the 26th day of July, 2001.



                                       ---------------------------------------
                                       Jennifer Sullivan, Scrutineer

                                  SCHEDULE "B"

                               SPECIAL RESOLUTION


BE IT RESOLVED THAT:

1. the articles of E-Cruiter be amended to increase the minimum number of directors of E-Cruiter from one to three;

2. any officer or director of E-Cruiter is hereby authorized and directed from time to time for and on behalf of E-Cruiter to execute all such other documents and to do all such other acts as in his discretion may be necessary or desirable to give effect to the foregoing including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act; and

3. notwithstanding the foregoing, the directors of E-Cruiter may, without further approval of the shareholders of E-Cruiter, revoke this resolution at any time before the certificate of amendment to be issued by such Director upon receipt of such Articles of Amendment becomes effective.